AEM SPA

[redacted]

06013615
(da citare nella risposta)

RECEIVED
2006 MAY 19 P 1:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

AFG/SLS/SES/174/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

SUPPL

May 15, 2006

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

5/23

Encl.

AEM SPA

PRESS RELEASE

QUARTERLY RESULTS TO 31 MARCH 2006 APPROVED THAT SHOW STRONG GROWTH WITH RESPECT TO THE PREVIOUS YEAR, ALSO AS A RESULT OF WIDENING THE AREAS OF CONSOLIDATION

The consolidated results achieved 2 billion euros (+237% with respect to the IAS/IFRS returns at 31.3.2005)
Gross operating result equals 411 million euros, an increase of 125.8% (182 million at 31.3.2005 IAS/IFRS)
Period results amount to 108 million euros (87 million euros at 31/3/2005)
Net debt shows 5,631 million euros, down by 114 million with respect to 31 December 2005.

With regard to last year's communication in the process of quarterly approval, drawn up in accordance with national accounting principles and net of 20% proportional consolidation of Edipower, the gross operating result has increased by 152.7%.

* * *

THE 2006 - 2011 BUSINESS PLAN EXAMINED

Milan, 15 May 2006 – Today, under the chairmanship of Mr. Giuliano Zuccoli, the AEM S.p.A. Board of Directors met, examined and approved the consolidated results and the financial accounts of AEM S.p.A. in relation to the first quarter, drawn up according to international IAS/IFRS accounting practices. The data for the comparative period, in relation to the first quarter of 2005, has also been drawn up in accordance with international accounting procedures.

The consolidated financial accounts for the first quarter of 2006 include the proportional consolidation of 50% of the Edison Group that was acquired at the end of the third quarter of 2005.
The integral consolidations, the results and costs deriving from the activities of Serenissima Gas S.p.A, Serenissima Energia S.r.l. and the shareholding in Mestini Plinovodi d.o.o. have been omitted for both periods, and indicated in a single line of the balance sheet. Due to the implied agreement with ACSM Como for their transfer, these shares have been considered as "Non-current business destined for sale".

*****

Financial Results

Group Results have achieved, in the first quarter of 2006, 2,047 million euros. The 50% proportional consolidation of the Delmi Group (TDE/Edison) has contributed 1,303 million euros to the results.
Equal to the consolidation perimeter, the results amount to 744 million euros, with an increase of 22.6% with respect the same period in the previous financial year. This growth can be mainly attributed to the increase in sale price of electricity and gas linked to the sequence of events recorded on the international market for the prices of combustibles, as well as to the increase of quantities sold, and the appreciation of green certificates. The greater production of electricity by the AEM and Edipower owned systems that has grown, overall, from 2.3 TWh in the first quarter of 2005 to 2.9 TWh in the first quarter of 2006, an increase of around 25%. The increase is linked mainly to the expansion, from 380MW to 760MW, of one of the two combined cycle systems (CCGT) at the Cassano d'Adda power station, and the new CCGT of 840 MW at Edipower's Piacenza power station (for which AEM has a 20% right of use).

Operating costs equal 1,574 million euros. Net of the effects of consolidation of the Delmi Group (TdE/Edison), equal to 1,093 million euros, the operating costs amount to 481 million euros, a growth of 24.0% with respect to the first quarter of the 2005 financial year. The increase can be attributed mainly to the increasing dynamics of the prices of raw materials on the international markets.

Gross operating result showed 411 million euros, with a 20.1% impact on profits.
Equal to the consolidation perimeter, the gross operating results for the first quarter of 2006 amounted to 226 million euros, an increase of 24.2% with respect the same period in the previous financial year The increase in results is essentially attributable to the electrical energy sector, due to the improvement of the sales mix and supply, to the increase in quantity sold, as well as the contribution from the market sale of green certificates.

After **depreciation, appropriation and devaluation** of 150 million euros, the net operating result was 261 million euros (142 million euros in 2005).

Financial management presents a negative balance of 43 million euros (negative by 10 million euros at 31 March 2005) due to the consolidation of the Delmi Group and the expenses deriving from the greater financial debt.

The non-operating costs, net of the relative income, amount to 14 million euros and refer exclusively to the consolidation of the Delmi Group.

The relevant taxes for the period amount to 74 million euros.

Due to the above-mentioned dynamics, the consolidated revenue for the current operational business, net of taxes, amounts to 129 million euros (85 million euros at 31 March 2005).

Net results of non-current business destined for sale, shown in the shareholdings in Serenissima Gas S.p.A., in Serenissima Energia S.r.l. and in Mestni Plinovodi d.o.o., is negative in the amount of 5 million euros (positive in the amount of 2 million euros at 31 March 2005).

The pertinent revenue of third-party shareholders of the Edison Group and Delmi S.p.A. amounts to 16 million euros.

Due to the above-mentioned effect, **the consolidated net result for the period**, pertinent to the Group, amounts to 108 million euros (87 million euros at 31 March 2005).
The different business sectors of the Group have contributed to the make up of the above-mentioned results as follows:

€ Million	31.03.2006 Revenues (1)	31.03.2006 Gross Operating Income	31.03.2005 Revenues (1)	31.03.2005 Gross Operating Income
Electric power	1.195	266	227	78
Gas and Heating	906	60	241	40
Regulated markets and networks	235	77	204	67
Services	30	(11)	20	(3)
Other activities and adjustments	(347)	19	(85)	0
Total	2.019	411	607	182

(1) Other operating profits excluded

Financial and property situation

At 31 March 2006 the **consolidated net invested capital** amounts to 9,454 million euros, to which is contributed by net property of 3,823 million euros (of which 2,034 million refers to third-party shares) and the net financial debt of 5,631 million euros (5,745 million euros at 31 December 2005).

The increase in net invested capital with respect to close of business of the previous financial year amounts to 36 million euros.

The **net consolidated financial position** presents, with respect to close of business of the previous financial year, an improvement of 114 million euros, due essentially to cash flow generated by the current management of 131 million euros partially reduced from the effects of the net investments in material, immaterial and financial immobilization, and the net property variations that have absorbed 17 million euros of overall resources.

Not considering the acquisition of the Delmi Group, the Group's net financial position would have improved by 156 million euros with respect to 31 December 2005.

* * *

Expected management evolution

The consolidated result for the first quarter of 2006 highlights a significant improvement with respect to the same period in 2005, thanks to the proportional consolidation of Transalpina di Energia / Edison (Delmi Group), at the start up of the 380 MW system, that brings the overall power of the thermo electric power station at Cassano to around 1,000 MW, as well as the 840 MW combined cycle system at Piacenza owned by Edipower.

The results for the entire financial year will benefit from this great availability of electric energy and from the business development in the district-heating sector; for activities subject to regulation, notwithstanding the strong margin pressures, results are forecast in line with those of the previous year.

2006 – 2011 BUSINESS PLAN

AEM's Board of Directors, at the same meeting, examined the 2006 – 2011 business plan, the guidelines of which are as follows:

- focalization on high added value niche markets;
- consolidation and growth of AEM's role as an energy utility at national level, also thanks to the development of strategic alliances with local sector operators;
- development in the waste-to-energy, the cogeneration and district-heating sectors, thanks to the application of innovative technology;
- increase in synergy with the Edison Group.

From the economic-financial point of view, the Business Plan sets the following objectives:

- an average annual growth rate for the **gross operating result** of between 6.5% and 8.5%;
- overall **investments** of around 2.7 billion euros;
- a significant generation of funds to reduce the **net financial position** by 2011 to 4.2 billion euros.

Enclosures

Profit and Loss Account

€ Million	*31.03.2006*	*% on revenues*	*31.03.2005*	*% on revenues*	*Change*
Total Revenues	**2047.0**	***100.0%***	**607.0**	***100.0%***	**1440.0**
where:					
- Revenues from sales	*2,019*		*607.0*		*1412.0*
- Other revenues	*28.0*		*0.0*		*28.0*
Operating costs	(1,574.0)	*-76.9%*	(388)	*-63.9%*	(1,186)
Labour costs	-62.0	*-3.0%*	(37)	*-6.1%*	(25)
Gross operating income (EBITDA)	**411.0**	***20.1%***	**182.0**	***30.0%***	**229.0**
Depreciation	(119)	*-5.8%*	(35)	*-5.8%*	(84)
Provisions	(31)	*-1.5%*	(5)	*-0.8%*	(26)
Operating Income (EBIT)	**261.0**	***12.8%***	**142.0**	***23.4%***	**119.0**
Financial income/charges	(43)	*-2.1%*	(10)	*-1.6%*	(33)
Affiliates	(1)	*0.0%*		*0.0%*	(1)
Extraordinary items	(14)	*-0.7%*	(1)	*-0.2%*	(13)
Income before taxes	**203.0**	***9.9%***	**131.0**	***21.6%***	**72.0**
Taxes	(74)	*-3.6%*	(46)	*-7.6%*	(28)
Net Income	**129.0**	***6.3%***	**85.0**	***14.0%***	**44.0**
Net income of minority interest	(5)	*-0.2%*	2.0	*0.3%*	(7)
Third party income	(16)	*-0.8%*		*0.0%*	(16)
Net Income of the Group	**108.0**	***5.3%***	**87.0**	***14.3%***	**21.0**

Statement of Assets and Liabilities

(€ million)	31.03.2006	%	31.12.2005	%	Change
Employed capital					
Net fixed capital	9,195	97.3	9,243	98.1	(48)
Working capital	238	2.5	175	1.9	63
Assets/liabilities on sales	21	0.2	0	0.0	21
Total employedcapital	**9,454**	**100.0**	**9,418**	**100.0**	**36**
Source of funding					
Shareholders' equity	**3,823**	**40.4**	**3,673**	**39.0**	**150**
Total financial position beyond the next year	4,848	51.3	5,001	53.1	(153)
Total finacial position within the nerxt year	783	8.3	744	7.9	39
Total net financial position	**5,631**	**59.6**	**5,745**	**61.0**	**(114)**
Total coverage sources	**9,454**	**100.0**	**9,418**	**100.0**	**36**

Cash-flow Statement

(€ million)	31.03.2006	31.03.2005
OPENING NET FINANCIAL POSITION	**(5,745)**	**(1,982)**
Net income for the year/period	108	87
Depreciation and Amortization	119	35
Changes in assets and liabilities	(96)	(13)
Cash-flow generated by current operations	**131**	**109**
Net capital expenditure on tangible, intangible and financial assets	**(59)**	**(172)**
Changes in minority interests	10	
Change in shareholders' equity	32	166
Distributed profits		
Cash-flow absorbed by changes in shareholders' equity	**42**	**166**
CLOSING NET FINANCIAL POSITION	**(5,631)**	**(1,879)**

For further information:
Investor Relations
tel. 027720.3879
ir@aem.it
www.aem.it